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19007765

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SEC FILE NUMBER
8-44444

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-18 (MM/DD/YY) AND ENDING 12-31-18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Renaissance Capital Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Mason Street
(No. and Street)

GREENWICH (City) | CT (State) | 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Mahoney - Tait Weller
(Name – *if individual, state last, first, middle name*)

Two Liberty Place, 50 south 16th St, Suite 2900 (Address) | Philadelphia (City) | PA (State) | 19102-2529 (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William K. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Renaissance Capital Investments, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Deborah Iobbi
NOTARY PUBLIC
State of Connecticut
My Commission Expires 5/31/2019

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT|WELLER
FOCUS. EXPERTISE. RESULTS

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Renaissance Capital Investments, Inc.
Greenwich, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Renaissance Capital Investments, Inc. as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Renaissance Capital Investments, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Renaissance Capital Investments, Inc.'s management. Our responsibility is to express an opinion on Renaissance Capital Investments, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Renaissance Capital Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Renaissance Capital Investments, Inc.'s auditor since 2017.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information on pages 13, 14, and 15 has been subjected to audit procedures performed in conjunction with the audit of Renaissance Capital Investments, Inc.'s financial statements. The supplemental information is the responsibility of Renaissance Capital Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 13, 14, and 15 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tait Weller Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 26, 2019

Renaissance Capital Investments, Inc.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
10100 · Cash & Equivalents	
10110 · Wells Fargo Checking 4526	8,682.99
10120 · Wells Fargo Money Market 1293	139,847.77
Total 10100 · Cash & Equivalents	148,530.76
Total Checking/Savings	148,530.76
Total Current Assets	148,530.76
TOTAL ASSETS	**148,530.76**
LIABILITIES & EQUITY	
Equity	
38000 · Retained Earnings	159,213.98
Net Income	(10,683.22)
Total Equity	148,530.76
TOTAL LIABILITIES & EQUITY	**148,530.76**

The accompanying notes are an integral part of these financial statements

Renaissance Capital Investments, Inc.

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2018

		Jan - Dec 18
Ordinary Income/Expense		
Expense		
6060 · Bank Service Charges		40.00
6220 · Dues and Subscriptions		1,427.00
6640 · Professional Fees		
6650 · Accounting Expense	6,500.00	
Total 6640 · Professional Fees		6,500.00
6680 · Regulatory Expenses		
6682 · FINRA Assessment	2,375.00	
Total 6680 · Regulatory Expenses		2,375.00
6820 · Taxes		
6835 · CT Corp Income Tax	481.00	
Total 6820 · Taxes		481.00
Total Expense		10,823.00
Net Ordinary Income		(10,823.00)
Other Income/Expense		
Other Income		
7010 · Interest & Dividend Income		139.78
Total Other Income		139.78
Net Other Income		139.78
Net Income		(10,683.22)

The accompanying notes are an integral part of these financial statements

Renaissance Capital Investments, Inc.

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	(10,683.22)
Adjustments to reconcile Net Income to net cash provided by operations:	
26100 · Due to RC LLC	305.65
Net cash provided by Operating Activities	(10,377.57)
Net cash increase for period	(10,377.57)
Cash at beginning of period	158,908.33
Cash at end of period	148,530.76

The accompanying notes are an integral part of these financial statements

Renaissance Capital Investments, Inc.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2018

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at January 1, 2018	$ -	$ 159,214	$ 159,214
Net Income FYE December 31, 2018	0	(10,683)	(10,683)
Member Contributions	0	0	0
Member Distributions	0	0	0
Prior Period Adjustment	0	0	0
Balance at December 31, 2018	$ -	$ 148,531	$ 148,531

The accompanying notes are an integral part of these financial statements

Renaissance Capital Investments, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

NOTE A-SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The firm is authorized to operate as broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation. Securities transactions are recorded on settlement date basis, generally the third business day following the transaction date. The Financial Statements are presented on a settlement date basis which does not differ materially than trade date basis. The firm promptly transmits all customer funds and securities to the clearing broker. The firm files reports pursuant to the Securities and Exchange Commission Rule 17a-S(b).

Description of Business

The Company, located in Greenwich, Connecticut, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1). The firm does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

On January 1, 2018 Company has adopted Rule ASU no. 2014-09 Revenue from Contracts with Customers and it has been determined to have no material effect. Commission revenues are recorded by the Company when the services rendered.

Income Taxes

Effective January 1, 2002, the Company elected "C" corporation status for federal income tax purposes. Under "C" corporation regulations, net income or loss is reportable for tax purposes by the corporation.

Renaissance Capital Investments, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2018

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Subsequent Event

The Company has evaluated events subsequent to the balance sheet date through the date the financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the relate d net cap ital ratio may fluctuate on a daily basis.

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-l. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $148,531 which was $48,531 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.0%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

NOTE C - SIPC RECONCILIATION

SEA Rule 17a-S(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion- from-membership forms. In circumstances where the member broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-S(e)(4) because it is reporting less than $500,000 in gross revenue.

Supplementary

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2018

Renaissance Capital Investments, Inc.
Supplemental Schedules required by Rule 17a-5
As of and for the Year-Ended December 31, 2018

Computation of Net Capital

Total Stockholder's equity		$ 148,531.00
Nonallowable assets		
Property and Equipment	0.00	
Accounts Receivable - other	0.00	0.00
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	0.00
Net Allowable Capital		$ 148,531.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percent of aggregate indebedness	$ -
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000.00
Net capital requirement	$ 100,000.00
Excess Net Capital	$ 48,531.00

Computation of Aggregate Indebedness

Total Aggregate Indebedness	$ -
Percent of aggregate indebedness to net capital	0.00%

Reconcilliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2018	$ 148,531.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Nonallowable Assets	0.00
Change in Haircuts	0.00
Change in undue Concentration	0.00
NCC per Audit	$ 148,531.00
Reconciled Difference	$0.00

The accompanying notes are an integral part of these financial statements

Exemptive Provisions Rule 15c3-3

The company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of claims at January 1, 2018	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2018	$ -

The accompanying notes are an integral part of these financial statements

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. The Company claims an exemption under the provisions of SEA Rule 15c3-3(k)(1). The firm does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

TAIT | WELLER
FOCUS. EXPERTISE. RESULTS.

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Renaissance Capital Investments, Inc.
Greenwich, Connecticut

We have reviewed management's statements, included in the accompanying Renaissance Capital Investments, Inc.'s Exemption Report, in which (1) Renaissance Capital Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Renaissance Capital Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(1) (the "exemption provisions") and (2) Renaissance Capital Investments, Inc. stated that Renaissance Capital Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Renaissance Capital Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Renaissance Capital Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Tait, Weller & Baker LLP

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
February 26, 2019

Renaissance Capital Investment's Exemption Report

Renaissance Capital Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1); and

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Renaissance Capital Investments, Inc.

I, William K, Smith, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

By: William K. Smith

President

February 26, 2019